EXHIBIT 99.4

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION
AND OPERATING RESULTS

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED MAY 31, 2008

NEPTUNE
TECHNOLOGIES & BIORESSOURCES

MANAGEMENT ANALYSIS OF THE FINANCIAL
SITUATION AND OPERATING RESULTS/
MANAGEMENT DISCUSSION AND ANALYSIS

This analysis is presented in order to provide the reader with an overview of changes to the financial position for Neptune Technologies & Bioressources Inc. (“Neptune” or “the Company”) between May 31, 2007 and May 31, 2008. It also includes a comparison between the operating results, cash flows and financial position for the period ended May 31, 2008 and those from the previous fiscal year.

This analysis, completed on August 5, 2008, must be read in conjunction with the Company’s audited and consolidated financial statements dated May 31, 2008 and presented in this annual report. Neptune financial statements were produced in accordance with Canadian Generally Accepted Accounting Principles (GAAP). Additional information on the Company as well as its annual report and its annual information form can be found on the SEDAR Website at www.sedar.com or on the EDGAR Website at www.sec.gov. A reconciliation to United States GAAP, as well as the information required for the presentation of the financial statements according to US GAAP by virtue of the Securities and Exchange Commission rules and regulations can also be found on SEDAR and EDGAR. Company results are published in Canadian dollars. All amounts appearing in this Management Analysis are in Canadian dollars, unless otherwise indicated.

OVERVIEW

Neptune’s 2008 fiscal year was devoted to the commercialization of its products in North America, Europe, Asia and Australia. This was, in part, accomplished through Company participation in various international tradeshows such as Supplyside West in Las Vegas, Natural Products Expo West in Anaheim, Natural Ingredients in London and Vitafoods International in Geneva in order to promote its products and its level of excellence well established since the Company’s inception and to advance into new markets. Neptune maintained its commercial approach aimed at building strategic alliances with potential partners in the nutraceutical, functional and medical food markets, as well as in the biopharmaceutical market. According to this strategy, Schiff Nutrition International Inc. introduced our product NKO ® under the brand Schiff ®MegaRed™ as a permanent item in 385 Costco stores nationwide in the United States. Moreover, towards the end of the fiscal year, a strategic alliance has been signed with Croda Health Care to launch, internationally and starting with the U.S., a new product line, containing Neptune Krill Oil (NKO ®), called Essentially. In the Australian market, Inovail and Pharmalink are foreseeing to have available within the short term in 3,000 pharmacies our formulated ingredient NKO ® sold under the brand OmegaGen ®.

The Company sustained its clinical research initiatives. As a result, Neptune is able to leverage scientific results demonstrating the health benefits of Neptune Krill Oil (NKO ®) on various human conditions, such as those relating to skin cancer, premenstrual syndrome, high cholesterol, inflammation and attention deficit hyperactivity disorder. The clinical trials for functional food applications with the multinational corporations Nestlé and Yoplait are progressing in a satisfactory way.

NEPTUNE
TECHNOLOGIES & BIORESSOURCES

PRINCIPAL FINANCIAL INFORMATION (In thousands of dollars, except per share data)

	2008	2007	2006
	$	$	$

Sales	10,264	8,126	6,912
EBITDA (1)	1,020	1,504	1,049
Net Loss	4,785	2,677	886
Net Loss per Share and Diluted Loss per Share	0.130	0.075	0.029
Total Assets	14,357	13,618	8,114
Working Capital (2)	6,247	6,098	1,783
Shareholder Equity	8,095	7,709	2,937
Book Value per Common Share (3)	0,216	0,210	0,086
Long-Term Debt	2,524	3,293	2,946

COMMENTS RELATIVE TO THE SIGNIFICANT VARIATIONS

Sales

Sales continued to increase and reached $10.264M for the fiscal year ended May 31, 2008, representing an increase of 26% compared to the fiscal year ended May 31, 2007 (increase of 18% in 2007 compared to fiscal year ended May 31, 2006). Revenue from sales would have been substantially higher without the impact of the American dollar devaluation, among other factors, since the Company realized a substantial increase in sales volume of 54% of its quantities sold.

Earnings before interest, taxes, depreciation and amortization (EBITDA)

At the close of the 2008 fiscal year, the Company EBITDA(1) decreased by $0.484M compared to the previous fiscal year from $1.504M to $1.020M.

The main reason for the decrease in EBITDA is the devaluation of the American dollar versus the Canadian dollar. Approximately 82% of the Company sales are made in American dollars whereas most of our expenses, with the exception of raw materials, are in Canadian dollars. The weighted impact of the devaluation on the sales represents 11% or $1.100M on EBITDA. The Company has also incurred certain expenses for the improvement of its extraction manufacturing process amounting to $0.125M in order to conform to new international standards. The Company policies have always been to abide by the most stringent international rules with regards to its manufacturing and quality control standards; these expenses were recorded as research and development expenses. Moreover, the Company incurred additional expenses of $0.150M in order to conform to the Sarbanes- Oxley regulation requirements. During the fiscal year 2008, the Company would have reported an EBITDA of approximately $2.395M by not taking into account the factors beyond our control, namely the devaluation of the American dollar, the expenses related to the process development and the Sarbanes-Oxley requirements.

(1)
The EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be compared to similar measurements presented by other public companies. Neptune obtains its EBITDA measurement by adding to net earnings (net loss), financial expenses, amortizations, income taxes, losses on exchange incurred during the fiscal year less gain on settlement of debentures. Neptune also excludes the effects of non-monetary transactions recorded, such as share-based compensation, for its EBITDA calculation.

(2)
The working capital is presented for information purposes only and represents a measurement of the Company’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be compared to similar measurements presented by other public companies.

(3)
The book value per share is presented for information purposes only and is obtained by dividing the book value of shareholders equity by the number of outstanding common shares at the end of the fiscal year. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be compared to similar measurements presented by other public companies.

NEPTUNE
TECHNOLOGIES & BIORESSOURCES

Net loss

The net loss for the fiscal year ended May 31, 2008 was $4.785M or $0.13 per share compared to a net loss of $2.677M or $0.075 per share for the fiscal year ended May 31, 2007. This result was primarily due to the increase of the stock-based compensation charge by $1.662M. Also, by excluding the stock-based compensation expense of $4.491M for the fiscal year ended May 31, 2008, the Company would have realized a net loss of $0.293M. In addition, should the conversion rate of the American dollar into the Canadian dollar had remain comparable to the fiscal year 2007, the profit from operations would have been higher by $1.1M, resulting in approximately $0.807M. The substantial increase of the stock-based compensation expense is mainly attributable to the volatility of the stock value during the previous and current fiscal year which had a significant impact in the value of the stock options. The increase of the charge is therefore not caused by the number of stock options granted. The Company also reduced its financial expenses by $0.117M and invested a total of $0.799M which is $0.284M more than in the previous fiscal year into research and development (before deductions of the research and development tax credit). See note 7 to the consolidated financial statements for more information.

PRINCIPAL QUARTERLY FINANCIAL DATA
(In thousands of dollars, except per share data)

Fiscal Year Ended May 31, 2008

	TOTAL $	FIRST QUARTER $	SECOND QUARTER $	THIRD QUARTER $	FOURTH QUARTER $

Sales	10,264	2,085	2,169	2,875	3,135
EBITDA (1)	1,020	332	70	348	270
Net loss	(4,785)	(1,051)	(1,563)	(886)	(1,285)
Loss per share basic and diluted	(0.130)	(0.029)	(0.042)	(0.024)	(0.035)

Fiscal Year Ended May 31, 2007

	TOTAL $	FIRST QUARTER $	SECOND QUARTER $	THIRD QUARTER $	FOURTH QUARTER $

Sales	8,186	1,552	1,947	2,889	1,738
EBITDA (1)	1,504	303	546	719	(64
Net loss	(2,677)	(286)	(449)	(454)	(1,488)
Loss per share basic and diluted	(0.075)	(0.008)	(0.013)	(0.013)	(0.041)

(1)
The EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be compared to similar measurements presented by other public companies. Neptune obtains its EBITDA measurement by adding to net earnings, financial expenses, amortizations, income taxes, losses on exchange incurred during the fiscal year minus gains on settlement of debentures. Neptune also excludes the effects of non-monetary transactions recorded in the contributed surplus, such as share-based compensation, for its EBITDA calculation..

NEPTUNE
TECHNOLOGIES & BIORESSOURCES

TREASURY FLOW AND FINANCIAL SITUATION

Operating Activities

In fiscal year 2008, the operating activities generated a decrease in liquidities of $0.391M, compared to a decrease of $1.621M for the corresponding fiscal year ended May 31, 2007. During the current fiscal year, the decrease in liquidities is not due to the net loss of $4.785M since it includes a non-cash expense of $4.491M related to the stock-based compensation for employees and non-employees. The positive change in liquidities derived from operating activities from a fiscal year to the next fiscal year is mainly attributable to a more efficient use of Company resources driven by management. The variation in working capital items from a fiscal year to the next fiscal year amounts to $1.606M. The change in working capital items for the 2008 fiscal year compared to the previous year is primarily due to an increase, during fiscal year 2008, in accounts receivable of $1.460M, a decrease in inventory of $0.732M and an increase in accounts payable and accrued liabilities of $0.314M. Details of these variations are presented in note 10 to the Company’s consolidated financial statements.

Investing Activities

During the fiscal year ended May 31, 2008, the investing activities generated a decrease in liquidities of $0.158M. This decrease is mainly due to investments in property, plant and equipment for an amount of $0.189M. These investments including those for which there was no disbursements are mainly comprised of investments in the plant expansion of $0.090M, in information technology of $0.100M to conform, for the fiscal year 2009, to American regulations and an investment into a fully integrated Enterprise Resource Planning system of $0.080M. In addition, the Company invested in the development of future commercial products of $0.300M which is included in the total amount of $0.553M under the addition to intangible assets. In order to finance these important projects for future development, the Company decreased its short-term deposits by $0.583M.

Financing Activities

During the fiscal year ended May 31, 2008, the financing activities generated an increase in liquidities of $0.435M. This increase is mainly due to the issuance of shares following the exercise of options and warrants for a total of $0.679M and advanced payments received in the context of strategic collaborations of $0.818M. In counterpart the Company had to disburse $0.930M in long-term debt repayment and $0.210M in repayment of its short-term bank loan.

Overall, as a result of cash flows from all activities, the Company decreased its cash by $0.114M for the period ended May 31, 2008.

Financial Position

The following table details the important changes to the balance sheet at May 31, 2008 compared to May 31, 2007:

ACCOUNTS	INCREASE	COMMENTS
(REDUCTION	)
(IN THOUSANDS OF DOLLARS	)

Cash	(114)	See cash flows statement
Short term deposits	(583)	Decreased in short term deposits
Receivables	1,460	Significant increase in sales during the fiscal year
		and the last quarter
Inventory	(732)	Decrease related to the increase in sales during
		the last quarter
Fixed assets	(260)	Depreciation of the fixed assets
Intangible assets	538	Products development activities and IP
		(see note 4 to the consolidated financial statements)
Other assets	96	Incorporation fees related to subsidiary (see note 4 to the
		consolidated financial statements)
Accounts payable and accrued liabilities	402	Increase in activity volume
Advance payments	873	Payments received following strategic alliances signature
Long-term debt	(712)	Reimbursement of long-term debt

NEPTUNE
TECHNOLOGIES & BIORESSOURCES

PRIMARY ANNUAL FINANCIAL RATIOS

	2008	2007	2006

Working Capital Ratio (current assets / current liabilities) (1)	3.17	3.32	1.80

Solvency Ratio (Debt Capital / Shareholder Equity) (2)	0.43	0.55	1.26

Most of the Company’s financial ratios improved or were maintained during the period ended May 31, 2008 compared to the period ended May 31, 2007 demonstrating the overall factual performance of the Company.

The Company’s contractual obligations, including payments due during the next five reporting periods and the following ones, are presented in the following table:

Required Payments per Periods

CONTRACTUAL OBLIGATIONS	TOTAL $	LESS THAN ONE PERIOD $	2 TO 3 PERIODS $	4 TO 5 PERIODS $	MORE THAN 5 PERIODS $

Long-term debt*	3,400	937	1,554	313	596
Loans guaranteed by investments in
lease contracts**	158	50	82	26	—
Other lease contracts	535	97	195	192	51

Total liabilities	4,093	1,084	1,831	531	647

*   These amounts are not reduced by financing costs which were recorded against principal.
** Including interest fees.

An option totalling $275,000 for the acquisition of an intellectual property should be added to the total of the contractual obligations.

Related Party Transactions

The transactions between related parties are described in note 5 “Related Party Transactions” of the Company’s financial statements as at May 31, 2008.

Change in Accounting Policies

Changes in accounting policies are described in note 3 “ Changes in Accounting Policies” included in the Company’s consolidated financial statements as at May 31, 2008.

Subsequent Events

No subsequent event to the balance sheet date.

(1)
The Working Capital Ratio is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be compared to similar measurements presented by other public companies.

(2)
The Solvency Ratio is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be compared to similar measurements presented by other public companies.

NEPTUNE
TECHNOLOGIES & BIORESSOURCES

Critical accounting policies

In preparing the Company’s consolidated financial statements in conformity with GAAP, Management is required to make certain estimates, judgements and assumptions that the Company believes are reasonable based upon the information available at the time. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The accounting policies which the Company considers to be critical are those that require the most difficult, subjective, or complex judgments and that are the most important to aid in fully understanding and evaluating its consolidated financial statements. These accounting policies are discussed in the following paragraphs.

Property, Plant and Equipment and Intangible Assets are started at cost and amortized on a straight-line or declining balance basis. The Company regularly reviews property, plant and equipment assets and patents for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets exceeds the sum of the expected cash flows from its uses and disposal. Management’s judgment regarding the existence of impairment indicators is based on legal factors, market conditions and operating performances. Future events could cause management to conclude that impairment indicators exist and that the carrying values of the Company’s capital assets or patents are impaired. Any results impairment loss could have a material adverse impact on the Company’s financial position and results of operations.

Income Taxes are accounted for under the asset and liability method. In the Company’s case, recurrent operating losses during the development years create tax assets that may reduce future taxable earnings, if any. In assessing whether future tax assets may be realized, management provides valuation allowances by considering the likelihood that some portion or all of the tax assets is dependant upon the generation of future taxable income. Given the high level of risk that is inherent in its industry, management does not recognize any value in the future assets that are created in excess of its future tax liabilities. As a result, a valuation allowance was recognized on the same basis as in prior years.

Research and Development consist of direct and indirect expenditures, including a reasonable allocation of overhead expenses, associated with the Company’s various research and development programs. Research costs are expensed as incurred. Development costs are expensed as incurred unless a development project meets generally accepted accounting criteria for deferral and amortization. Overhead expenses comprise general and administrative support provided to the research and development programs and involve costs associated with support activities such as facility maintenance, utilities, office services, information technology.

Refundable Research and Development tax credits are recorded based on our estimates of amounts expected to be recovered and are subject to audit by the taxation authorities and, accordingly, these amounts may vary materially.

Stocked based Compensation represents the accounting cost of stock options awarded to employees and directors under the corporation’s stock option plan. The value of these options is estimated by using the Black-Scholes option-pricing model that was developed to estimate the fair value of freely-tradable, fully transferable options without vesting restrictions. The use of this model requires highly subjective assumptions, especially the assumption relating to future stock price volatility, which greatly affects the computed values.

New Accounting Standards issued and not adopted

New accounting standards issued and not adopted are described in note 3 “Changes in Accounting Policies” under section Recently issued accounting Standards included in the Company’s consolidated financial statements as at May 31, 2008.

We have described in note 3 the impact resulting from the adoption of these standards. We are currently assessing the impact of the conversion to the IFRS on our financial statements.

NEPTUNE
TECHNOLOGIES & BIORESSOURCES

EFFECTIVENESS OF DISCLOSURE PROCEDURES AND CONTROLS

Disclosure controls and procedures

In accordance with Multilateral Instrument 52-109 (“MI 52-109”), Certification of Disclosure in Issuers’ Annual and Interim Filings, the Company’s CEO and CFO have designed, or have caused to be designed under their supervision, controls and procedures that provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under provincial or territorial securities legislation is recorded, processed, summarized and reported within the time periods specified in the provincial and territorial securities legislation. The Company’s CEO and CFO are assisted in such functions by a Disclosure Policy Committee (the “Committee”) responsible for the Company’s disclosure policy established by the Board to ensure that the communication of material information to the public is timely, factual and accurate and broadly disseminated in accordance with all applicable legal and regulatory requirements. The Committee is currently composed of the CEO, the CFO and the Controller. The CEO and the CFO, after evaluating the effectiveness of the Company’s disclosure controls and procedures as at May 31,2008, have concluded that the Company’s disclosure controls and procedures are adequate and effective to ensure that material information relating to the Company would have been known to them, particularly during the period in which the annual filings are being prepared. During the year ended May 31, 2008, the CEO and the CFO evaluated whether there were any material changes in internal control over financial reporting pursuant to MI 52-109. They individually concluded that there was no change during the year ended May 31, 2008 that affected materially the Company’s internal controls over financial reporting and disclosure controls and procedures. The CEO and CFO evaluated the design of the Company’s internal control over financial reporting and the design and effectiveness of the Company’s disclosure controls and procedures as at May 31, 2008 pursuant to the requirements of MI 52-109. The Committee concluded as at May 31, 2008, that there was no weakness or gap in the control environment, which we can reasonably think that there is, an important incidence on internal control over communicated financial reporting.

Risk Factors

Financial Risks

Management intends to continue the careful management of risks relating to exports, foreign exchange, interest rates and sale prices for its merchandise.

The Company’s policy is to have satisfactory coverage of its receivables guaranteed by insurers. However, such coverage may vary upon the valuation made by insurers. U.S. currency is used for the majority of foreign transactions. For the time being at least, any exchange rate risk to the Company is mainly limited to the variation of the US dollar. Despite the fact that raw material purchases are currently handled in U.S. currency, management also has the ability to use foreign exchange contracts to minimize the exchange risk. As of May 31, 2008, the Company had a foreign exchange contract of US$ 100,000.

Product Liability

The Company has secured a $5M product liability insurance policy, renewable on an annual basis, to cover civil liabilities relating to its products. The Company also maintains a quality assurance process that is QMP certified by the Canadian Food Inspection Agency (CFIA). Additionally, the Company also undertook the necessary steps to obtain Good Manufacturing Practices accreditation from Health Canada.

Prospective Statements

This Management Analysis contains prospective information. Prospective statements include a certain amount of risk and uncertainty and may result in actual future Company results differing noticeably from those predicted. These risks include, but are not limited to: the growth in demand for Company products, seasonal variations in customer orders, changes to raw material pricing and availability, the time required to complete important strategic transactions, and changes to economic conditions in Canada, the United States and Europe (including changes to exchange and interest rates).

NEPTUNE
TECHNOLOGIES & BIORESSOURCES

The Company based its prospective statements on the information available when this analysis was drafted. The inclusion of this information should not be considered a declaration by the Company that these estimated results have been achieved.

Additional Information

Updated and additional Company information is available from the SEDAR Website at www.sedar.com and from EDGAR Website at www.sec.gov.

As at August 5, 2008, the total number of common shares issued by the Company and in circulation was 37,521,421 and Company common shares were being traded on the TSX Exchange Venture under the symbol NTB and on NASDAQ Capital Market under the symbol NEPT.

/s/ Henri Harland	/s/ André Godin
Henri Harland President and Chief Executive Officer	André Godin Vice-president, Administration and Finance